Vasogen Inc.

Contact:
Glenn Neumann, Investor Relations
2505 Meadowvale Blvd
Mississauga, ON, Canada L5N 5S2
tel: (905) 817-2004  fax: (905) 569-9231
www.vasogen.com / investor@vasogen.com

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FOR IMMEDIATE RELEASE

            Vasogen Announces Plans for Terrance H. Gregg to Succeed
                          William R. Grant as Chairman

Toronto, Ontario (February 21, 2006) -- Vasogen Inc. (NASDAQ:VSGN; TSX:VAS), a leader in the research and commercial development of technologies targeting chronic inflammation underlying cardiovascular and neurological disease, is pleased to announce that Terrance H. Gregg will succeed William R. Grant as Chairman of its Board of Directors at the Company's upcoming annual meeting on March 22nd. Mr. Gregg, who joined Vasogen's Board of Directors in 1999, has been Vice Chairman since November 2005, and has served as the Chair of the Compensation, Nominating, and Corporate Governance Committee of the Board for the past several years. William R. Grant, who has served as Vasogen's Chairman for the last five years, will remain a director on Vasogen's Board.

"Terry Gregg has made significant contributions to Vasogen's development, and I am very pleased to welcome him to his new role as Chairman," said William R. Grant, Vice Chairman and Co-founder of Galen Associates and current Chairman of Vasogen's Board. "When we served together on the Board of MiniMed, I saw Terry transform it from a development-stage therapeutic device company into a global leader in diabetes management systems, and I believe his vision and experience will prove invaluable as we prepare for the commercialization phase of Vasogen's Celacade(TM) technology. As I leave the position of Board chair, I look forward to continuing my close involvement with Vasogen, both as a director and a major shareholder. Our Company is well positioned to emerge as a medical success story, and I know Terry shares my enthusiasm for our future."

In 1996, Mr. Gregg became President and Chief Operating Officer of MiniMed Inc., now a world leader in insulin pump therapy and continuous glucose monitoring, and was instrumental in Medtronic's US$3.4 billion acquisition of the company in 2001. Mr. Gregg retired as President of Medtronic MiniMed in 2002. He also served in executive positions with Smith & Nephew plc, a diversified healthcare product company, and Allergan, Inc., a leading ophthalmic device and pharmaceutical company. He is currently a Special Venture Partner with Galen Associates, a private equity firm specializing in the healthcare sector, and also serves on the boards of Amylin Pharmaceuticals, Inc., DexCom, Inc., LMS Medical Systems, Inc., and is Executive Chairman of Patton Medical Devices, LC. Mr. Gregg also served with Mr. Grant on the Board of Ocular Sciences, Inc., which was purchased by The Cooper Companies, Inc. for US$1.2 billion last year.

Recently, Vasogen also announced that Ronald M. Cresswell, Ph.D., Hon. D. Sc., F.R.S.E., former Senior Vice President and Chief Scientific Officer of Warner-Lambert, and Calvin R. Stiller, C.M., O.ONT, M.D., F.R.C.P.(C), co-founder and former Chairman and CEO of the Canadian Medical Discoveries Fund, had been named to its Board of Directors. Both Drs. Cresswell and Stiller have considerable experience directing the research, development, and business initiatives of companies commercializing products for the healthcare

                                     -more-

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                                                    ...page 2, February 21, 2006


industry. Dr. Cresswell has over 30 years of research and commercial development experience in cardiovascular and other important therapeutic areas and his vision and leadership in the development of Lipitor(R) was instrumental in the product's ultimate success. Dr. Stiller was principal investigator of the Canadian multi-center study that established the importance of cyclosporine and led to its worldwide use as first-line therapy for transplant rejection. Andre Berard and Dr. Surya Mohapatra will be retiring from Vasogen's Board at its upcoming annual meeting.

"On behalf of our shareholders, I would like to thank Bill Grant for his vision and leadership during a critical phase of Vasogen's development, and welcome his continued contribution to our Board," said Terrance H. Gregg, Director of Vasogen and incoming Chairman. "I have also enjoyed working with Andre Berard and Surya Mohapatra on the Board over the past several years, and I would like to thank them for contributing their considerable knowledge and experience to the governance and success of Vasogen over this period."


About Vasogen:

Vasogen is focused on the research and commercial development of technologies targeting the chronic inflammation underlying cardiovascular and neurological disease. The Company is currently in the final stages of completing two pivotal phase III programs targeting large cardiovascular markets. The 2,400-patient phase III ACCLAIM trial is a 176-center international study designed to further investigate the use of Celacade technology to reduce the risk of death and hospitalization in patients with advanced chronic heart failure. The 550-patient phase III SIMPADICO trial, which was closed out early, is a 50-center North American study designed to further investigate the use of Celacade technology to improve intermittent claudication, a debilitating symptom associated with peripheral arterial disease. These phase III programs are designed to support regulatory approval in North America and commercialization in North America and Europe. Vasogen is also developing a new class of drugs for the treatment of neuro-inflammatory disorders. VP025, which has completed phase I clinical development, is the lead product candidate from this new class of drugs.

Certain statements contained in this press release constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. These statements include, without limitation, statements concerning our strategy, future operations, future financial position, future revenues, projected costs, prospects, plans and objectives of management. In some cases, you can identify forward-looking statements by terminology such as "may", "will", "should", "expects", "plans", "anticipates", "believes", "estimated", "predicts", "potential", "continue", "intends", "could", or the negative of such terms or other comparable terminology. You should not place undue reliance on our forward-looking statements which are subject to a multitude of risks and uncertainties that could cause actual results, future circumstances or events to differ materially from those projected in the forward-looking statements. These risks include, but are not limited to, those associated with the success of our research and development programs, the adequacy, timing and results of our clinical trials, the need for additional capital and the effect of capital market conditions and other factors on capital availability, the potential dilutive effects of any financing, the regulatory approval process, competition, securing and maintaining corporate alliances, market acceptance of our products, the availability of government and insurance reimbursements for our products, the strength of intellectual property, reliance on subcontractors and key personnel, losses due to fluctuations in the U.S.-Canadian exchange rate, and other risks detailed from time to time in our public disclosure documents or other filings with the Canadian and U.S. securities commissions or other securities regulatory bodies. The forward-looking statements are made as of the date hereof, and we disclaim any intention and have no obligation or responsibility, except as required by law, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.